Exhibit 99.1

Industry Canada Industrie Canada

Certificate of Arrangement

Canada Business Corporations Act

Certificat d'arrangement

Loi canadienne sur les sociétés par actions

Extendicare Inc.	**011266-6**
Name of CBCA corporation(s) involved - Dénomination(s) de la (des) société(s) L C S A concernée(s)	Corporation number - Numéro de la société

Je certifie que l'arrangement mentionné dans les clauses d'arrangement annexées, concernant la (les) société(s) susmentionnée(s), a pris effet en vertu de l'article 192 de la *Loi canadienne sur les sociétés par actions*.

Richard G. Shaw
Director - Directeur

November 10, 2006 / le 10 novembre 2006

Date of Arrangement - Date de l'arrangement

Canada

Industry Canada Industrie Canada
Certificate of Arrangement Certificat d’ arrangement Canada Business Corporations Act Loi canadienne sur les societes par action
Extendicare Inc. 011266-6
Name of CBCA forpporation(s) involved. Corporation number – Numero de la societe Denomination(s) de la (des) societe(s) L C S A concernee(s)
I hereby certify that the arrangement set out in the attached articles of arrangement, involving the Je certifie que l’arrangement mentionne dans above-referenced les clauses d’arrangement annexees, corporation(s), has been concernant la (les) societe(s) affected under section 192 sumentionnee(s), a pris effet en ventu de of the Canada Business l’article 192 de la Loi canadienne sur les Corporations Act. societes par actions
Richard G. Shaw November 10, 2006/le 10 november 2006 Director — Directeur Date of Arrangement – Date de l’arrangement

Industry Canada / Industrie Canada

Canada Business Corporations Act / Loi canadienne sur les sociétés par actions

FORM 14.1 ARTICLES OF ARRANGEMENT (SECTION 192)

FORMULAIRE 14.1 CLAUSES D'ARRANGEMENT (ARTICLE 192)

1 — Name of the applicant corporation(s) - Dénomination sociale de la(des) requérante(s)

Extendicare Inc.

2 — Corporation No.(s) - N°(s) de la(des) société(s)

0112666

3 — Name of the corporation(s) the articles of which are amended, if applicable
Dénomination sociale de la(des) société(s) dont les statuts sont modifiés, le cas échéant

Extendicare Inc.

4 — Corporation No.(s) - N°(s) de la(des) société(s)

0112666

5 — Name of the corporation(s) created by amalgamation, if applicable
Dénomination sociale de la(des) société(s) issue(s) de la(des) fusion(s), le cas échéant

Extendicare Inc.

6 — Corporation No.(s) - N°(s) de la(des) société(s)

439621-9

7 — Name of the dissolved corporation(s), if applicable
Dénomination sociale de la(des) société(s) dissoute(s), le cas échéant

N/A

8 — Corporation No.(s) - N°(s) de la(des) société(s)

9 — Name of other corporations involved, if applicable
Dénomination sociale des autres sociétés en cause, le cas échéant

SEE SCHEDULE 1 ATTACHED HERETO

10 — Corporation No.(s) or Jurisdiction of Incorporation
N°(s) de la(des) société(s) ou loi sous le régime de laquelle elle est constituée

11 — In accordance with the order approving the arrangement - Conformément aux termes de l'ordonnance approuvant l'arrangement

a. ☑ The articles of the above named corporation(s) are amended in accordance with the attached plan of arrangement
Les statuts de la(des) société(s) susmentionnée(s) sont modifiés en conformité avec le plan d'arrangement ci-joint

The name of ______ is changed to ______

La dénomination sociale de ______ est modifiée pour ______

b. ☑ The following bodies corporate are amalgamated in accordance with the attached plan of arrangement
Les personnes morales suivantes sont fusionnées conformément au plan d'arrangement ci-joint

c. ☐ The above named corporation(s) is(are) liquidated and dissolved in accordance with the attached plan of arrangement
La(les) société(s) susmentionnée(s) est(sont) liquidée(s) et dissoute(s) conformément au plan d'arrangement ci-joint

d. ☑ The plan of arrangement attached hereto, involving the above named body(ies), corporate is hereby effected
Le plan d'arrangement ci-joint portant sur la(les) personne(s) morale(s) susmentionnée(s) prend effet

Signature	Printed Name - Nom en lettres moulées	12 — Capacity of - En qualité de	13 — Tel. No. - N° de tél.
[signature]	Mel Rhinelander	President and CEO	905 470-5555

FOR DEPARTMENTAL USE ONLY - À L'USAGE DU MINISTÈRE SEULEMENT

NOV 10 2006

IC 3188 (2003/06)

Canada

Industry Canada Industrie Canada FORM 14.1 FORMULAIRE 14.1
ARTICLE OF ARRANGEMENT CLAUSES D’ARRANGEMET
Canada Business Lol canadianne suf las (SECTION 192) (ARTICLE 192)
corporation Act sociates par actions
1- Name of the applicant corporation(s) – Denomination soclale de ln(des) requerrte(s) 2 – Corporation No.(s) de la (des) dociate(s) Extendicare Inc. 0112666 3 – Name of the corporation(s) the articles of which are antended, if applicable 4 — Corporation No(s) – No (s) de la(des) societe Denomination sociele de la(des) societe(s) dontles status sont modifies, le cas achaunt Extendicare Inc. 0112666 5 – Name of the corporation (s) created by amalgamation, if applicable 6 – Corporation No. (s) – No(s) de la (des) societe(s) Denomination sociale de la(des) societe(s) Issue(s) de la(des) fusion(s), is cas echeant Extendicare Inc. 439621 -9 8 – corportion No. 7- Name of the dissolved corporatin(s), if applicable Denomination sociale de la(des) (s) de la(des societe(s) disslute(s) la cas echeant societe(s) N/A 10 – Corporation No (s) or Jurisdiction of Incorporation No(s) de le(des) societe(s)/ ou lol sous le regime de 9 – Name of other copporatins involved, if applicable Benomination sociale des autres laulle elle est societes an cause, le cas echeent constituee if 0 In accordance with the order approving the arrangement – conformemant aux termes de l ordonnante approuvant lerrangement a The articles of the above named corporation(s) are amended in accordance with the attached plan of arrangemetn Les statuts de la(des) societe(s) susmanclonnee(s) sont modifies an conformiee aves le plan d’ arrangement cl joint
The name of is change to La denomintion sociate da est modiflee pour
b. Tha following bodies corporate are amaigamated in accordance with the attached plan of arrangement Lespersonnes morales suivantes sont fusionnees conformement au plan d’arrangement cl –joint
c. The above named corporation(s) is(are) liquidated and dissolved in accordance with the attached plan of arrangemetn la(les) strclet(s) susmentionnee(s) est(sont) liquidee(s) at dissoute(s) conformemant au plan d’arrangement cl-joint.
d. The plan of arrangement attached hereto, involving the above named body(les) corporate is hereby affacted Le plan d’arrangement cl-joint porant sor la(les) personne(s) morale(s) susmentionnee(s) prend affar
Extendicare Inc. Corporation No. 0112666 Extendicare-Acquisition Inc. Corporation- No. 6619681
Information concerning the amalgamated corporation may be found in Schedule B to the plan of arrangement attache hereto
Signature Printed Name Nom en lettres moulees 12.. Capacity of En qualled da 13.. Tel No. No dated. Mel Rhindander Mel Rhindander President and CEO 905470-5555
FOR DEPARTMENTAL ISSUE ONLY
NOV 10 2006

Schedule 1

9. Name of other Corporations involved, if applicable	10. Corporation No.(s) or Jurisdictions of incorporation

EXTENDICARE HOLDING GENERAL PARTNER INC.	6619703

EXTENDICARE ACQUISITION INC.	6619681

EXTENDICARE ULC	Alberta

PLAN OF ARRANGEMENT
UNDER THE PROVISIONS OF SECTION 192
OF THE CANADA BUSINESS CORPORATIONS ACT
ARTICLE I
INTERPRETATION
1.1 Definitions.
In this Plan of Arrangement, the following terms have the following meanings:
“ALC” means Assisted Living Concepts, Inc., a corporation existing under the laws of Nevada;
“ALC Class A Shares” means shares of Class A common stock of ALC, par value US$0.01 per share, each share entitling the holder to one vote with respect to each matter presented to stockholders of ALC on which the holders of common stock are entitled to vote;
“ALC Class B Shares” means shares of Class B common stock of ALC, par value US$0.01 per share, each share entitling the holder to ten votes with respect to each matter presented to stockholders of ALC on which the holders of common stock are entitled to vote;
“Amalco Shares” means the common shares in the capital of Extendicare Amalco;
“Ancillary Rights” means, in respect of an Exchangeable LP Unit, the Exchange Rights and related Special Voting Units, collectively;
“Arrangement”, “herein”, “hereof”, “hereto”, “hereunder” and similar expressions mean and refer to the proposed arrangement under Section 192 of the CBCA on the terms and conditions set forth in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the Arrangement Agreement and this Plan of Arrangement, respectively, together with those which may be made at the discretion of the Court in the Final Order;
“Arrangement Agreement” means the arrangement agreement dated September 11, 2006 among the REIT, Extendicare Trust, Holding GP, Extendicare Holding Partnership, Extendicare, Newco, ULC and ALC, pursuant to which such parties have proposed to implement the Arrangement, as amended, supplemented or modified from time to time in accordance with the terms thereof;
“Arrangement Filings” means a certified copy of the Final Order, together with this Plan of Arrangement, Articles of Arrangement, Notice of Registered Officers and Directors and Federal NUANS search for “Extendicare Inc.” to be filed pursuant to the CBCA;
“Arrangement Resolution” means the special resolution in respect of the Arrangement in substantially the form attached as Appendix A to the Circular;

“Business Day” means a day, other than a Saturday, Sunday or statutory or civic holiday, when banks are generally open for the transaction of business in Toronto, Ontario and New York, New York;
“CBCA” means the Canada Business Corporations Act, R.S.C. 1985 c. C-44, as amended, including the regulations promulgated thereunder;
“Certificate” means the certificate or certificates or other confirmation of filing to be issued by the Director pursuant to subsection 192(7) of the CBCA, in order to give effect to the Arrangement;
“Circular” means the management proxy circular of Extendicare relating to the Arrangement sent to Shareholders in connection with the Meeting;
“Class A Holding Partnership Units” means the Class A limited partnership units of Extendicare Holding Partnership;
“Closing” means the completion of the transactions contemplated by the Arrangement Agreement;
“Court” means the Ontario Superior Court of Justice (Commercial List);
“CRA” means the Canada Revenue Agency;
“Depository” means Computershare Investor Services Inc. at its offices referred to in the Letter of Transmittal and Election Form;
“Director” means the Director appointed under Section 260 of the CBCA;
“Dissent Procedure” means the procedure under Section 190 of the CBCA, as modified by the Interim Order, by which a Dissenting Shareholder exercises his, her or its Dissent Rights;
“Dissent Rights” means the right of a Shareholder, pursuant to the Interim Order and Section 190 of the CBCA, to dissent to the Arrangement Resolution and to be paid the fair value of the Extendicare Shares in respect of which the Shareholder dissents, all in accordance with Section 190 of the CBCA, subject to and as modified by the Interim Order and Section 4.1 of this Plan of Arrangement;
“Dissenting Shareholders” means registered holders of Extendicare Shares who validly exercise their Dissent Rights in accordance with the Dissent Procedure and “Dissenting Shareholder” means any one of them;
“Effective Date” means the date on which the Arrangement is effective under the CBCA as shown on the Certificate;
“Effective Time” means 12:01 a.m. (Toronto time) on the Effective Date, regardless of the time of Closing on that date;

“Elected Number” means, in respect of an Electing Shareholder, the number of Extendicare Common Shares the Electing Shareholder has specified to be transferred to Extendicare Holding Partnership in the applicable Letter of Transmittal and Election Form delivered by such Electing Shareholder to the Depository on or before the Election Deadline;
“Electing Shareholder” means a Shareholder (other than an Excluded Shareholder) that elects to transfer Extendicare Common Shares to Extendicare Holding Partnership in exchange for Exchangeable LP Units pursuant to, and in accordance with, the terms of the Arrangement;
“Election Deadline” means 5:00 p.m. (Toronto time) on the second Business Day immediately preceding the date of the Meeting or, if the Meeting is adjourned or postponed, such time on the second Business Day immediately preceding the date of such adjourned or postponed Meeting;
“Exchange and Support Agreement” means the exchange and support agreement to be entered into on the Effective Date among the REIT, Extendicare Trust and Extendicare Holding Partnership, pursuant to which Exchangeable LP Units may be exchanged for REIT Units, as the same may be amended, supplemented or modified from time to time in accordance with the terms thereof;
“Exchange Rights” means the exchange rights set out in the Exchange and Support Agreement and the Limited Partnership Agreement;
“Exchangeable LP Units” means the Class B limited partnership units of Extendicare Holding Partnership;
“Excluded Shareholder” means a Shareholder: (i) that is a Non-Resident; (ii) that is a Tax Exempt Shareholder; (iii) that is a partnership; (iv) that would acquire Exchangeable LP Units as a “tax shelter investment” for the purposes of the Tax Act; or (v) an interest in which is a “tax shelter investment” for the purposes of the Tax Act;
“Extendicare” means Extendicare Inc., a corporation continued under the laws of Canada;
“Extendicare Amalco” means the corporation continuing upon the amalgamation of Extendicare and Newco, as contemplated by the Arrangement and to be known as “Extendicare Inc.”;
“Extendicare Common Shares” means the new class of common shares in the capital of Extendicare having the rights, privileges, restrictions and conditions set out in Schedule A to this Plan of Arrangement, that are issued by Extendicare to holders of Extendicare Multiple Voting Shares and holders of Extendicare Subordinate Voting Shares pursuant to Sections 3.1(c) and 3.1(d), respectively, of this Plan of Arrangement;
“Extendicare Holding Partnership” means Extendicare Limited Partnership, a limited partnership formed under the laws of the Province of Ontario and a Subsidiary of the REIT;
“Extendicare Multiple Voting Shares” means the multiple voting shares in the capital of Extendicare;

“Extendicare Shares” means, collectively, the Extendicare Multiple Voting Shares and the Extendicare Subordinate Voting Shares;
“Extendicare Subordinate Voting Shares” means the subordinate voting shares in the capital of Extendicare;
“Extendicare Trust” means Extendicare Trust, an unincorporated open-ended limited purpose trust established under the laws of the Province of Ontario pursuant to the Trust Deed of Trust;
“Final Order” means the order of the Court approving the Arrangement to be applied for following the Meeting and to be granted pursuant to the provisions of Section 192 of the CBCA as such order may be affirmed, amended or modified by any court of competent jurisdiction;
“Holding GP” means Extendicare Holding General Partner Inc., a corporation incorporated under the laws of Canada and the general partner of Extendicare Holding Partnership;
“Interim Order” means the interim order of the Court dated September 13, 2006 under Section 192 of the CBCA containing declarations and directions with respect to the Arrangement and the Meeting and issued pursuant to the application of Extendicare, a copy of which is attached as Appendix D to the Circular, as such order may be affirmed, amended or modified by any court of competent jurisdiction;
“Letter of Transmittal and Election Form” means the letter of transmittal and election form enclosed with the Circular applicable to a holder of Extendicare Multiple Voting Shares or Extendicare Subordinate Voting Shares, as the case may be, pursuant to which such holder is required to deliver certificates representing Extendicare Multiple Voting Shares or Extendicare Subordinate Voting Shares, as the case may be, and may elect to receive, pursuant to the Arrangement, REIT Units or, unless such Shareholder is an Excluded Shareholder, Exchangeable LP Units or a combination of REIT Units and Exchangeable LP Units, for his, her or its Extendicare Common Shares;
“Limited Partnership Agreement” means the limited partnership agreement dated September 11, 2006 among Holding GP, Extendicare Trust and each Person who, from time to time becomes or is deemed to become a party thereto by reason of his, her or its registered ownership of LP Units;
“LP Units” means, collectively, the Class A Holding Partnership Units and the Exchangeable LP Units;
“Maximum Number of Exchangeable LP Units” means the maximum number of Exchangeable LP Units that may be issued by Extendicare Holding Partnership pursuant to the Arrangement, as determined by Holding GP in its sole and absolute discretion, provided that the Maximum Number of Exchangeable LP Units shall in no event exceed 35% of the number of outstanding Extendicare Common Shares immediately prior to the amalgamation of Extendicare and Newco pursuant to the Arrangement;
“Meeting” means the special meeting of Shareholders, and any adjournment(s) or postponement(s) thereof, to be held for the purpose of considering and, if thought advisable,

approving the Arrangement Resolution and other matters set out in the Notice of Meeting accompanying the Circular;
“Newco” means Extendicare Acquisition Inc., a corporation existing under the laws of Canada and a Subsidiary of the REIT;
“Newco Notes” means the unsecured, subordinated, interest bearing promissory notes issued by Newco pursuant to Section 3.1(g) of this Plan of Arrangement in a principal amount per Newco Note equal to the Weighted Average Trading Price of a REIT Unit;
“Newco Shares” means the common shares in the capital of Newco;
“Non-Resident” means a Person who is not resident in Canada within the meaning of the Tax Act;
“Person” means any individual, partnership, association, body corporate, trust, trustee, executor, administrator, legal representative, government, regulatory authority or any other entity;
“Plan of Arrangement” means this plan of arrangement, as amended, supplemented or modified from time to time in accordance with the terms hereof;
“REIT” means Extendicare Real Estate Investment Trust, an unincorporated open-ended limited purpose trust established under the laws of the Province of Ontario pursuant to the REIT Deed of Trust;
“REIT Deed of Trust” means the deed of trust dated September 11, 2006 governing the REIT, as amended, supplemented or modified from time to time in accordance with the terms thereof;
“REIT Unit” means a trust unit of the REIT (other than a Special Voting Unit) authorized and issued under the REIT Deed of Trust for the time being outstanding and entitled to the benefits and subject to the limitations set forth therein;
“Series 1 Trust Notes” means the Series 1, unsecured, subordinated, interest bearing promissory notes of Extendicare Trust issued pursuant to this Plan of Arrangement under the Trust Note Indenture;
“Shareholders” means the holders of Extendicare Shares from time to time, and “Shareholder” means any one of them;
“Special Voting Units” means the special voting units of the REIT authorized and issued to the holders of Exchangeable LP Units (other than the REIT, Extendicare Trust and Extendicare Holding Partnership) under the REIT Deed of Trust for the time being outstanding and entitled to the benefits and subject to the limitations set forth therein;
“Subsidiary” has the meaning given to that term in National Instrument 45-106 — Prospectus and Registration Exemptions on the date hereof;

“Tax Act” means the Income Tax Act (Canada), as amended, including the regulations promulgated thereunder;
“Tax Exempt Shareholder” means a Shareholder that is generally exempt from tax under Part I of the Tax Act;
“Trust Deed of Trust” means the deed of trust dated September 11, 2006 governing Extendicare Trust, as the same may be amended, supplemented or modified from time to time in accordance with the terms thereof;
“Trust Note Indenture” means the note indenture to be entered into on the Effective Date between Extendicare Trust and Computershare Trust Company of Canada, pursuant to which Extendicare Trust will, among other things, issue the Series 1 Trust Notes, as the same may be amended, supplemented or modified from time to time in accordance with the terms thereof;
“Trust Unit” means a unit authorized and issued under the Trust Deed of Trust for the time being outstanding and entitled to the benefits and subject to the limitations set forth therein;
“TSX” means the Toronto Stock Exchange;
“ULC” means Extendicare ULC, an unlimited liability company incorporated under the laws of the Province of Alberta;
“ULC Notes” means the unsecured, subordinated, interest bearing promissory notes issued by ULC pursuant to Section 3.1(k) of this Plan of Arrangement;
“ULC Shares” means the common shares in the capital of ULC; and
“Weighted Average Trading Price of a REIT Unit” means the number determined by dividing: (i) the aggregate dollar trading value of all REIT Units traded on the TSX measured over the ten (10) consecutive trading days immediately following the Effective Date by (ii) the total number of REIT Units sold over the TSX during such period.
1.2	In this Plan of Arrangement, unless otherwise expressly stated or the context otherwise requires:
(a)	references to “herein”, “hereby”, “hereunder”, “hereof” and similar expressions are references to this Plan of Arrangement and not to any particular Article, Section or Schedule;

(b)	references to an “Article”, “Section”, “paragraph” or “Schedule” are references to an Article, Section, paragraph or Schedule of or to this Plan of Arrangement;

(c)	words importing the singular shall include the plural and vice versa, words importing gender shall include the masculine, feminine and neuter genders;

(d)	the use of headings is for convenience of reference only and shall not affect the construction or interpretation hereof;

(e)	the word “including”, when following any general term or statement, is not to be construed as limiting the general term or statement to the specific items or matters set forth or to similar items or matters, but rather as referring to all other items or matters that could reasonably fall within the broadest possible scope of the general term or statement;

(f)	a reference to a statute or code includes every regulation made pursuant thereto, all amendments to the statute or code or to any such regulation in force from time to time, and any statute, code or regulation which supplements or supersedes such statute, code or regulation; and

(g)	each of the REIT, Extendicare Trust, Holding GP, Extendicare Holding Partnership, Extendicare, Newco and ULC acknowledges the obligations of the REIT and Extendicare Trust under this Plan of Arrangement shall not be personally binding upon any of the trustees of the REIT or the trustees of Extendicare Trust, or any registered or beneficial holder of REIT Units, Special Voting Units or Trust Units or any beneficiary under a plan of which a holder of such units acts as a trustee or carrier, and that resort shall not be had to, nor shall recourse be sought from, any of the foregoing or the private property of any of the foregoing in respect of any indebtedness, obligation or liability of the REIT or Extendicare Trust arising hereunder or arising in connection herewith or from the matters to which this Plan of Arrangement relates, if any, including without limitation, claims based on negligence or otherwise tortious behavior, and recourse shall be limited to, and satisfied only out of, the “Fund Assets” of the REIT or “Trust Assets” of Extendicare Trust, as the case may be, as defined in their respective Deeds of Trust, both dated as of September 11, 2006, as amended from time to time.
1.3	The following schedules to this Plan of Arrangement are incorporated by reference herein and form part of this Plan of Arrangement.
Schedule A – Extendicare Common Share Provisions
Schedule B – Extendicare Amalco Article Provisions
1.4	In the event that the date on which any action is required to be taken hereunder by any of the parties is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day in such place.
ARTICLE II
ARRANGEMENT AGREEMENT
2.1	This Plan of Arrangement is made pursuant and subject to the provisions of the Arrangement Agreement.
2.2	This Plan of Arrangement, upon the filing of the Arrangement Filings in accordance with the CBCA and the Final Order, will, subject to Section 4.1, become effective on, and be binding on and after the Effective Time on: the REIT; Extendicare Trust; Holding GP; Extendicare Holding Partnership; Extendicare; the Shareholders; Newco; and ULC.

2.3	The filing of the Arrangement Filings shall be conclusive evidence that the Arrangement has become effective and that each of the provisions of Article 3 has become effective in the sequence set out therein.
ARTICLE III
ARRANGEMENT
3.1	On the Effective Date, each of the events set out below shall be deemed to occur at the Effective Time in the order set forth below without further act or formality:
(a)	the Extendicare Subordinate Voting Shares and the Extendicare Multiple Voting Shares held by Dissenting Shareholders who have validly exercised Dissent Rights shall be deemed to have been transferred to Extendicare and cancelled and shall cease to be outstanding and such Dissenting Shareholders shall cease to have any rights as Shareholders other than the right to be paid the fair value of their Extendicare Subordinate Voting Shares and/or their Extendicare Multiple Voting Shares, as the case may be, in accordance with Section 4.1;

(b)	the articles of Extendicare shall be amended
(i)	to create an unlimited number of common shares designated as Common Shares and having attached thereto the rights, privileges, restrictions and conditions set out in Schedule A attached hereto; and

(ii)	to decrease the authorized share capital by cancelling all of the authorized Class I Preferred Shares and Class II Preferred Shares and by deleting the rights, privileges, restrictions and conditions attached to the Class I Preferred Shares and Class II Preferred Shares;
(c)	each Extendicare Subordinate Voting Share shall be exchanged by the holder thereof with Extendicare for one Extendicare Common Share and one ALC Class A Share;

(d)	each Extendicare Multiple Voting Share shall be exchanged by the holder thereof with Extendicare for 1.075 Extendicare Common Shares and one ALC Class B Share;

(e)	(i) Extendicare shall reduce the aggregate amount in the stated capital account it maintains for the Extendicare Multiple Voting Shares to nil, and shall add an amount equal to the aggregate amount of such reduction to the stated capital account it maintains for the Extendicare Common Shares;
(ii)	Extendicare shall reduce the aggregate amount in the stated capital account it maintains for the Extendicare Subordinate Voting Shares to nil,

and shall add an amount equal to the aggregate amount of such reduction to the stated capital account it maintains for the Extendicare Common Shares; and
(iii)	the Extendicare Multiple Voting Shares and Extendicare Subordinate Voting Shares exchanged under clauses (c) and (d) shall be cancelled, and the articles of Extendicare shall be amended to further decrease the authorized share capital by cancelling all of the authorized Extendicare Subordinate Voting Shares and Extendicare Multiple Voting Shares and by deleting the rights, privileges, restrictions and conditions attaching to the Extendicare Multiple Voting Shares and Extendicare Subordinate Voting Shares;
(f)	each issued and outstanding Extendicare Common Share in respect of which an Electing Shareholder has validly elected to receive an Exchangeable LP Unit (except for greater certainty, any such Extendicare Common Share elected to be transferred in consideration for Exchangeable LP Units exceeding the holder’s pro rata allocation of the Maximum Number of Exchangeable LP Units) shall be transferred to Extendicare Holding Partnership free and clear of all liens, claims and encumbrances in consideration for Exchangeable LP Units and related Ancillary Rights on a one-for-one basis;

(g)	each issued and outstanding Extendicare Common Share not transferred to Extendicare Holding Partnership under paragraph (f) above shall be transferred to Newco free and clear of all liens, claims and encumbrances in consideration for a Newco Note;

(h)	each Newco Note shall be transferred to the REIT free and clear of all liens, claims and encumbrances in consideration for a REIT Unit, with the result that the number of REIT Units received by a Shareholder shall be equal to the number of Extendicare Common Shares transferred by the holder to Newco under paragraph (g) above;

(i)	the Newco Notes held by the REIT shall be transferred to Extendicare Trust free and clear of all liens, claims and encumbrances in consideration for Series 1 Trust Notes and Trust Units with an aggregate value equal to the aggregate principal amount of the Newco Notes so transferred;

(j)	the Newco Notes held by Extendicare Trust shall be transferred to Extendicare Holding Partnership free and clear of all liens, claims and encumbrances in consideration for that number of Class A Holding Partnership Units of Extendicare Holding Partnership equal to the number of Extendicare Common Shares transferred to Newco pursuant to paragraph (g) above;

(k)	the Newco Notes held by Extendicare Holding Partnership shall be transferred to ULC free and clear of all liens, claims and encumbrances for ULC Notes and

ULC Shares with an aggregate value equal to the aggregate principal amount of the Newco Notes so transferred;

(l)	the Extendicare Common Shares held by Extendicare Holding Partnership shall be transferred to ULC free and clear of all liens, claims and encumbrances pursuant to a joint election under Section 85(2) of the Tax Act in consideration for ULC Shares;

(m)	the Extendicare Common Shares held by ULC shall be transferred to Newco free and clear of all liens, claims and encumbrances pursuant to a joint election under Section 85(1) of the Tax Act in consideration for Newco Shares;

(n)	a portion of the Newco Notes held by ULC shall be transferred to Newco free and clear of all liens, claims and encumbrances in consideration for Newco Shares, and the Newco Notes so transferred shall be cancelled; and

(o)	Extendicare and Newco (collectively, the “predecessor corporations”) shall amalgamate pursuant to the laws of Canada to form Extendicare Amalco, with the effect that:

(i)	all of the property of the predecessor corporations held immediately before the amalgamation (except any amounts receivable from any predecessor corporation or shares of any predecessor corporation) shall become the property of Extendicare Amalco;

(ii)	all of the liabilities of the predecessor corporations immediately before the amalgamation (except any amounts payable to any predecessor corporation) shall become liabilities of Extendicare Amalco;

(iii)	all of the issued and outstanding Extendicare Common Shares held by Newco immediately before the amalgamation shall be cancelled without repayment of capital;

(iv)	any existing cause of action, claim or liability to prosecution of either of the predecessor corporations shall be unaffected;

(v)	any civil, criminal or administrative action or proceeding pending by or against either of the predecessor corporations may be continued to be prosecuted by or against Extendicare Amalco;

(vi)	a conviction against, or ruling, order or judgment in favour of or against, either of the predecessor corporations may be enforced by or against Extendicare Amalco;

(vii)	the articles and by-laws of Extendicare Amalco shall be the same as the articles and by-laws of Newco with the articles being set out in Schedule B hereto; and

(viii)	the Newco Shares and the Newco Notes held by ULC immediately before the amalgamation shall become Amalco Shares and Extendicare Amalco debt, respectively, by virtue of the amalgamation, and the stated capital of the Amalco Shares will be equal to the stated capital of the Newco Shares immediately before such amalgamation.
3.2	Subject to Section 3.3, with respect to the elections required to be made by a Shareholder (other than any Dissenting Shareholder) in order to dispose of Extendicare Common Shares pursuant to Section 3.1(f):
(a)	each such Shareholder shall make such election by depositing with the Depository a duly completed Letter of Transmittal and Election Form prior to the Election Deadline, indicating such Shareholder’s election, together with certificates representing such Shareholder’s Extendicare Shares; and

(b)	any Shareholder who does not deposit with the Depository a completed Letter of Transmittal and Election Form prior to the Election Deadline or otherwise fails to comply with the requirements of Section 3.2(a) and the Letter of Transmittal and Election Form shall be deemed to have elected to dispose of all of his, her or its Extendicare Common Shares to Newco pursuant to Section 3.1(g).
3.3	With respect to any election required to be made by a Shareholder in order to effect the transfer of Extendicare Common Shares pursuant to Section 3.1(f), subject to the Shareholder otherwise satisfying the conditions to such election, such Shareholder may so elect in respect of all or any portion of the aggregate number of Extendicare Common Shares to be received by such Shareholder pursuant to Sections 3.1(c) and (d). If a Shareholder receives a combination of REIT Units and Exchangeable LP Units (together with Ancillary Rights), the Shareholder shall be considered to have disposed of all of his, her or its Extendicare Common Shares in consideration for the aggregate REIT Units and Exchangeable LP Units (together with Ancillary Rights) so received. In the event that the aggregate Elected Number of all Electing Shareholders is greater than the Maximum Number of Exchangeable LP Units, the Exchangeable LP Units will be allocated on a pro rata basis to each Electing Shareholder in accordance with the following formula: the Maximum Number of Exchangeable LP Units divided by the aggregate Elected Number of all Electing Shareholders multiplied by the Elected Number of the particular Electing Shareholder. Each Electing Shareholder will be deemed to have elected to exchange that number of Extendicare Common Shares for Exchangeable LP Units that results in the Electing Shareholder receiving Exchangeable LP Units equal to the number of Exchangeable LP Units allocated to such Electing Shareholder and the balance of such Electing Shareholder’s Extendicare Common Shares shall be transferred to Newco in exchange for Newco Notes pursuant to Section 3.1(g) (subject to rounding).
3.4	With respect to each Shareholder (other than Dissenting Shareholders), on the Effective Date:
(a)	upon the exchange of Extendicare Subordinate Voting Shares with Extendicare for one Extendicare Common Share and one ALC Class A Share pursuant to

Section 3.1(c) , the former holder of Extendicare Subordinate Voting Shares shall be added to the register of Extendicare Common Shares and the name of such holder shall be removed from the register of holders of Extendicare Subordinate Voting Shares as it relates to the Extendicare Subordinate Voting Shares so exchanged;

(b)	upon the exchange of Extendicare Multiple Voting Shares with Extendicare for 1.075 Extendicare Common Shares and one ALC Class B Share pursuant to Section 3.1(d) , the former holder of Extendicare Multiple Voting Shares shall be added to the register of Extendicare Common Shares and the name of such holder shall be removed from the register of holders of Extendicare Multiple Voting Share as it relates to the Extendicare Multiple Voting Shares so exchanged;

(c)	upon the transfer of Extendicare Common Shares to Extendicare Holding Partnership in consideration for Exchangeable LP Units and related Ancillary Rights pursuant to Section 3.1(f):
(i)	such former holder of Extendicare Common Shares shall be added to the register of holders of Exchangeable LP Units and Special Voting Units, added as a party to the Limited Partnership Agreement and the Exchange and Support Agreement and the name of such holder shall be removed from the register of holders of Extendicare Common Shares as it relates to the Extendicare Common Shares so transferred; and

(ii)	Extendicare Holding Partnership shall become the holder of the Extendicare Common Shares so transferred and shall be added to the register of holders of Extendicare Common Shares;
(d)	upon the transfer of Extendicare Common Shares to Newco in consideration for Newco Notes pursuant to Section 3.1(g):
(i)	such former holder of Extendicare Common Shares shall be added to the register of holders of Newco Notes and the name of such holder shall be removed from the register of holders of Extendicare Common Shares as it relates to the Extendicare Common Shares so transferred; and

(ii)	Newco shall become the holder of the Extendicare Common Shares so transferred and shall be added to the register of holders of Extendicare Common Shares; and
(e)	upon the transfer of Newco Notes to the REIT in consideration for REIT Units pursuant to Section 3.1(h):
(i)	such former holder of Newco Notes shall be added to the register of holders of REIT Units and the name of such holder shall be removed from the register of holders of the Newco Notes as it relates to the Newco Notes so transferred; and

(ii)	the REIT shall become the holder of the Newco Notes so transferred and shall be added to the register of the holder of Newco Notes.
3.5 On the Effective Date:
(a)	upon the transfer of Newco Notes by the REIT to Extendicare Trust in consideration for Series 1 Trust Notes and Trust Units pursuant to Section 3.1(i):
(i)	the REIT shall cease to be the holder of the Newco Notes so transferred and the name of the REIT shall be removed from the register of holders of Newco Notes as it relates to the Newco Notes so transferred;

(ii)	Extendicare Trust shall become the holder of the Newco Notes so transferred and shall be added to the register of holders of the Newco Notes; and

(iii)	Extendicare Trust shall issue to the REIT the Series 1 Trust Notes and the Trust Units issuable to the REIT on the basis set forth in Section 3.1(i) and the name of the REIT shall be added to the registers of holders of the Series 1 Trust Notes and the Trust Units;
(b)	upon the transfer of Newco Notes by Extendicare Trust to Extendicare Holding Partnership in consideration for Class A Holding Partnership Units pursuant to Section 3.1(j):
(i)	Extendicare Trust shall cease to be the holder of the Newco Notes so transferred and the name of Extendicare Trust shall be removed from the register of holders of Newco Notes as it relates to the Newco Notes so transferred;

(ii)	Extendicare Holding Partnership shall become the holder of the Newco Notes so transferred and shall be added to the register of holders of the Newco Notes; and

(iii)	Extendicare Holding Partnership shall issue to Extendicare Trust the Class A Holding Partnership Units issuable to Extendicare Trust on the basis set forth in Section 3.1(j) and the name of Extendicare Trust shall be added to the register of holders of the Class A Holding Partnership Units;
(c)	upon the transfer of Newco Notes by Extendicare Holding Partnership to ULC in consideration for ULC Notes and ULC Shares pursuant to Section 3.1(k):
(i)	Extendicare Holding Partnership shall cease to be the holder of the Newco Notes so transferred and the name of Extendicare Holding Partnership shall be removed from the register of holders of Newco Notes as it relates to the Newco Notes so transferred;

(ii)	ULC shall become the holder of the Newco Notes so transferred and shall be added to the register of holders of the Newco Notes; and

(iii)	ULC shall issue to Extendicare Holding Partnership ULC Notes and ULC Shares issuable to Extendicare Holding Partnership on the basis set forth in Section 3.1(k) and the name of Extendicare Holding Partnership shall be added to the register of holders of ULC Notes and ULC Shares;
(d)	upon the transfer of Extendicare Common Shares by Extendicare Holding Partnership to ULC pursuant to Section 3.1(l):
(i)	Extendicare Holding Partnership shall cease to be the holder of the Extendicare Common Shares so transferred and the name of Extendicare Holding Partnership shall be removed from the register of holders of Extendicare Common Shares as it relates to the Extendicare Common Shares so transferred;

(ii)	ULC shall become the holder of the Extendicare Common Shares so transferred and shall be added to the register of holders of Extendicare Common Shares; and

(iii)	ULC shall issue to Extendicare Holding Partnership ULC Shares issuable to Extendicare Holding Partnership on the basis set forth in Section 3.1(l) and the name of Extendicare Holding Partnership shall be added to the register of holders of ULC Shares;
(e)	upon the transfer of Extendicare Common Shares by ULC to Newco pursuant to Section 3.1(m):
(i)	ULC shall cease to be the holder of the Extendicare Common Shares so transferred and the name of ULC shall be removed from the register of holders of Extendicare Common Shares as it relates to the Extendicare Common Shares so transferred;

(ii)	Newco shall become the holder of the Extendicare Common Shares so transferred and shall be added to the register of holders of Extendicare Common Shares; and

(iii)	Newco shall issue to ULC the Newco Shares issuable to ULC on the basis set forth in Section 3.1(m) and the name of ULC shall be added to the register of holders of Newco Shares;
(f)	Upon the transfer of Newco Notes by ULC to Newco pursuant to Section 3.1(n), the register of the holders of Newco Notes shall be adjusted to reduce the principal amount of Newco Notes held by ULC and the register of holders of Newco Shares shall be adjusted to reflect the additional Newco Shares issued to ULC; and

(g)	upon the amalgamation of Extendicare and Newco pursuant to Section 3.1(o):
(i)	Newco shall be removed from the register of holders of Extendicare Common Shares; and

(ii)	ULC shall be added to the register of holders of Amalco Shares.
3.6	A Shareholder, who is not an Excluded Shareholder, may elect to transfer Extendicare Common Shares to Extendicare Holding Partnership pursuant to Section 3.1(f). A Shareholder who has transferred Extendicare Common Shares pursuant to Section 3.1(f) shall be entitled to make an income tax election pursuant to subsection 97(2) of the Tax Act (and the analogous provisions of provincial income tax law) with respect thereto by providing two signed copies of the necessary election forms to Holding GP, on behalf of Extendicare Holding Partnership, within 60 days following the Effective Date, duly completed with the details of the number of Extendicare Common Shares transferred and the applicable agreed amounts for the purposes of such elections. Thereafter, subject to the election forms complying with the provisions of the Tax Act (and applicable provincial tax law), the election forms will be signed by Holding GP on behalf of Extendicare Holding Partnership and one copy thereof shall be forwarded by mail to such former Shareholders within 30 days after the receipt thereof by Holding GP, on behalf of Extendicare Holding Partnership for filing by such former Shareholders with the CRA (and/or the applicable provincial taxing authority). Extendicare Holding Partnership will not be responsible for the proper completion and filing of any election form and, except for the obligation of Extendicare Holding Partnership to so sign and return properly completed election forms which are received by Extendicare Holding Partnership within 60 days of the Effective Date, Extendicare Holding Partnership will not be responsible for any taxes, interest or penalties resulting from the failure by a former Shareholder to properly complete or file the election forms in the form and manner and within the time prescribed by the Tax Act (and any applicable provincial legislation).
ARTICLE IV
DISSENTING SHAREHOLDERS
4.1	Each registered Shareholder shall have the right to dissent with respect to the Arrangement. The right of dissent will be effected in accordance with Section 190 of the CBCA, as modified by the Interim Order, provided that a Dissenting Shareholder who for any reason is not entitled to be paid the fair value of the holder’s Extendicare Shares shall be treated as if the holder had participated in the Arrangement on the same basis as a non-dissenting Shareholder pursuant to Section 3.1(g). The fair value of the Extendicare Shares of a Dissenting Shareholder shall be determined as of the point in time immediately prior to the approval of the Arrangement Resolution by the Shareholders in accordance with Section 190 of the CBCA, but in no event shall Extendicare or Extendicare Amalco be required to recognize such Dissenting Shareholders as shareholders of Extendicare or Extendicare Amalco after the Effective Date, and the names of such holders shall be removed from the applicable register of shareholders. For greater certainty, in addition to any other restrictions in Section 190 of the CBCA, no

Shareholder who has voted in favour of the Arrangement shall be entitled to dissent with respect to the Arrangement.
ARTICLE V
OUTSTANDING CERTIFICATES AND FRACTIONAL SECURITIES
5.1	From and after the Effective Time, certificates formerly representing Extendicare Shares under the Arrangement shall represent only the right to receive the consideration to which the holders are entitled under the Arrangement, or as to those held by Dissenting Shareholders, other than those Dissenting Shareholders deemed to have participated in the Arrangement pursuant to Section 4.1, to receive the fair value of the Extendicare Shares represented by such certificates.
5.2	Extendicare Amalco and the REIT shall, as soon as practicable following the later of the Effective Date and the date of deposit by a former Shareholder of a duly completed Letter of Transmittal and Election Form, and certificates representing such Extendicare Shares and such additional documents as the Depository may reasonably require, either:
(a)	forward or cause to be forwarded by first class mail (postage prepaid) to such former Shareholder at the address specified in the Letter of Transmittal and Election Form; or

(b)	if requested by such Shareholder in the Letter of Transmittal and Election Form, make available or cause to be made available at the Depository for pickup by such Shareholder, certificates representing the number of REIT Units and/or Exchangeable LP Units, and ALC Class A Shares and ALC Class B Shares issued to such holder or to which such holder is entitled pursuant to the Arrangement.
5.3	If any certificate which immediately prior to the Effective Time represented an interest in outstanding Extendicare Shares that were exchanged pursuant to Section 3.1 has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to have been lost, stolen or destroyed, the Depository will issue and deliver in exchange for such lost, stolen or destroyed certificate the consideration to which the Person is entitled pursuant to the Arrangement (and any distributions with respect thereto) as determined in accordance with the Arrangement. The Person who is entitled to receive such consideration shall, as a condition precedent to the receipt thereof, give a bond to each of the REIT, Extendicare Holding Partnership, Extendicare and ALC and their respective transfer agents, which bond is in form and substance satisfactory to each of the REIT, Extendicare Holding Partnership, Extendicare and ALC, and their respective transfer agents, or shall otherwise indemnify the REIT, Extendicare Holding Partnership, Extendicare and ALC and their respective transfer agents against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed.

5.4	All distributions made with respect to any REIT Units, Exchangeable LP Units, ALC Class A Shares or ALC Class B Shares allotted and issued or transferred pursuant to this Arrangement but for which a certificate has not been issued shall be paid or delivered to the Depository to be held by the Depository for the registered holder thereof. All monies received by the Depository shall be held by it upon such terms as the Depository may reasonably deem appropriate. The Depository shall pay and deliver to any such registered holder, as soon as reasonably practicable after application therefor is made by the registered holder to the Depository in such form as the Depository may reasonably require, such distributions to which such holder is entitled, net of applicable withholding and other taxes, upon delivery of the certificates representing REIT Units, Exchangeable LP Units, ALC Class A Shares or ALC Class B Shares, if any, issued to such holder in accordance with section 5.2 of this Plan of Arrangement.
5.5	Subject to any applicable escheat laws, any certificate formerly representing Extendicare Shares that is not deposited with all other documents as required by this Plan of Arrangement on or before the sixth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature, including the right of the holder of such Extendicare Shares to receive ALC Class A Shares and/or ALC Class B Shares contemplated by Sections 3.1(c) and (d) and to receive REIT Units and/or Exchangeable LP Units together with Ancillary Rights contemplated by Sections 3.1(f) and/or (h). REIT Units, Exchangeable LP Units and Ancillary Rights issued or made pursuant to the Arrangement shall be deemed to be surrendered to the REIT (in the case of the REIT Units contemplated by Section 3.1(h)) and to Extendicare Holding Partnership and the REIT (in the case of the Exchangeable LP Units and Special Voting Units contemplated by Section 3.1(f)), together with all distributions thereon held for such holder. ALC Class A Shares and ALC Class B Shares not distributed shall remain the property of Extendicare Amalco.
5.6	No fractional REIT Units or Exchangeable LP Units shall be issued pursuant to the Arrangement. In the event that any exchange ratio referred to herein would in any case result in a former holder of Extendicare Shares being entitled to a fractional REIT Unit or Exchangeable LP Unit, such REIT Units or Exchangeable LP Units shall be rounded to the nearest whole number, provided that each beneficial former holder of Extendicare Shares, shall be entitled to the benefit of only one adjustment in respect of each of such holder’s REIT Units or Exchangeable LP Units.
ARTICLE VI
WITHHOLDING RIGHTS
6.1	Extendicare, the REIT, Extendicare Holding Partnership and the Depository shall be entitled to deduct and withhold from any consideration or distribution otherwise payable to any former holder of Extendicare Shares, such amounts as Extendicare, the REIT, Extendicare Holding Partnership and the Depository is required to deduct and withhold with respect to such payment under the Tax Act or any provision of any federal, provincial, territorial, state, local or foreign tax law. Amounts so withheld shall be treated for all purposes as having been paid to the former holder of the Extendicare

Shares in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. Extendicare, the REIT, Extendicare Holding Partnership and the Depository, on behalf of the Shareholder, shall be entitled to sell or otherwise dispose of such portion of the consideration (including converting any ALC Class B Shares into ALC Class A Shares under the ALC constating documents and selling or disposing of such ALC Class A Shares) as is necessary to provide sufficient funds, after expenses, to enable it to comply with such deduction or withholding requirements and shall notify the former holder thereof and remit to the former holder any unapplied balance of the net proceeds of such sale. Such ALC Class A Shares may be sold by private sale (including by way of sale through the facilities of any stock exchange upon which the ALC Class A Shares are then listed).
ARTICLE VII
AMENDMENTS
7.1	The parties to the Arrangement Agreement may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must be: (i) set out in writing; (ii) filed with the Court and, if made following the Meeting, approved by the Court; and (iii) communicated to holders of Extendicare Shares, if and as required by the Court.
7.2	Any amendment of, modification or supplement to this Plan of Arrangement may be proposed by Extendicare at any time prior to or at the Meeting with or without any other prior notice or communication, and if so proposed and accepted by the Shareholders at the Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.
7.3	Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Time but shall only be effective if it is consented to by each of the REIT, Extendicare Trust, Holding GP, Extendicare Holding Partnership, Extendicare Amalco and ULC, provided that it concerns a matter which, in the reasonable opinion of the REIT, Extendicare Trust, Holding GP, Extendicare Holding Partnership, Extendicare Amalco and ULC is of an administrative nature or required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of the REIT, Extendicare Trust, Holding GP, Extendicare Holding Partnership, Extendicare Amalco, ULC or any former Shareholder.

SCHEDULE A
EXTENDICARE COMMON SHARE PROVISIONS
Rights, Privileges, Restrictions and Conditions attaching to Common Shares
The Common Shares shall have attached thereto, as a class, the following rights, privileges, restrictions and conditions:
The holders of the Common Shares shall be entitled to:
(a)	one vote for each Common Share held at all meetings of shareholders of the Corporation, other than meetings at which only the holders of another class or series of shares are entitled to vote separately as a class or series;

(b)	receive any dividend declared by the Corporation in respect of the Common Shares; and

(c)	receive the remaining property of the Corporation upon dissolution.
Other Provisions
The following provisions shall be applicable to the Corporation:
(a)	the Corporation shall have a lien on the shares registered in the name of a shareholder or his legal representative for a debt of that shareholder to the Corporation; and

(b)	the directors may appoint one or more directors, who shall hold office for a term expiring not later than the close of the next annual meeting of the shareholders, but the total number of directors so appointed may not exceed one-third of the number of directors elected at the previous annual meeting of shareholders.

SCHEDULE B
EXTENDICARE AMALCO ARTICLE PROVISIONS
Name of Amalgamated Corporation
The name of the Amalgamated Corporation shall be Extendicare Inc.
Registered Office
The registered office of the Amalgamated Corporation shall be located in the Province of Ontario.
Number (or minimum and maximum number) of Directors
The Amalgamated Corporation shall have a minimum of one (1) and a maximum of twenty (20) directors.
Restrictions on Business and Powers
There are no restrictions on the business that the Amalgamated Corporation may carry on or on the powers that the Amalgamated Corporation may exercise.
Restrictions, if any, on Share Transfers
None
Authorized Capital
Unlimited number of Common Shares.
Rights, Privileges, Restrictions and Conditions attaching to Common Shares
The Common Shares shall have attached thereto, as a class, the following rights, privileges, restrictions and conditions:
The holders of the Common Shares shall be entitled to:
(a)	one vote for each Common Share held at all meetings of shareholders of the Amalgamated Corporation, other than meetings at which only the holders of another class or series of shares are entitled to vote separately as a class or series;

(b)	receive any dividend declared by the Amalgamated Corporation in respect of the Common Shares; and

(c)	receive the remaining property of the Amalgamated Corporation upon dissolution.

Other Provisions
(1)	The Amalgamated Corporation shall have a lien on the shares registered in the name of a shareholder or his legal representative for a debt of that shareholder to the Amalgamated Corporation

(2)	The directors may appoint one or more directors, who shall hold office for a term expiring not later than the close of the next annual meeting of the shareholders, but the total number of directors so appointed may not exceed one-third of the number of directors elected at the previous annual meeting of shareholders.